Mexico City, October 19, 2004.

Consolidated Financial Results

  Operating revenues increased 18.3% in the third quarter

  EBITDA increased 8.2% in the quarter

  Operating income increased 7.5% compared with the third quarter of 2003

  Earnings per share were 0.56 pesos and 0.98 dollars per ADR
Relevant figures (Millions of Mexican constant pesos as of September 2004)	3Q2004	3Q2003	% Increase	9 months 2004	9 months 2003	% Increase
Revenues	36,165	30,560	18.3	96,287	89,573	7.5
EBITDA (1)	17,062	15,770	8.2	47,375	45,814	3.4
Operating income	11,086	10,314	7.5	30,755	30,089	2.2
Net income	6,705	5,576	20.2	16,771	17,431	(3.8)
Earnings per share (pesos) (2)	0.56	0.45	24.4	1.41	1.42	(0.6)
Earnings per ADR (dollars) (3)	0.98	0.79	24.0	2.47	2.47	0.0
Outstanding shares (millions)	11,931	12,288	(2.9)	11,931	12,288	(2.9)
Equivalent ADRs (millions)	597	614	(2.9)	597	614	(2.9)

(1) EBITDA: Defined as operating income plus depreciation and amortization

(2) Based on the number of shares outstanding at the end of each period

(3) One ADR represents 20 shares

Consolidated Income Statements

(Millions of Mexican constant pesos as of September 2004)	3Q2004	3Q2003	% yoy	9 months 2004	9 months 2003	% yoy
Revenues
Voice:
Local	14,307	14,389	(0.6)	42,104	41,898	0.5
Domestic long distance	7,098	4,594	54.5	15,671	14,063	11.4
International long distance	2,732	2,269	20.4	7,021	6,428	9.2
Interconnection	4,873	4,558	6.9	14,000	13,634	2.7
Data:
Corporate networks	3,160	1,503	110.2	6,805	4,728	43.9
Internet	2,224	1,811	22.8	6,511	5,161	26.2
Others	1,771	1,436	23.3	4,175	3,661	14.0
Total	36,165	30,560	18.3	96,287	89,573	7.5

Costs and expenses
Cost of sales and services	7,269	6,962	4.4	21,261	20,655	2.9
Commercial, administrative and general	6,137	4,592	33.6	15,217	13,449	13.1
Transport and interconnection	5,697	3,236	76.0	12,434	9,655	28.8
Depreciation and amortization	5,976	5,456	9.5	16,620	15,725	5.7
Total	25,079	20,246	23.9	65,532	59,484	10.2

Operating income	11,086	10,314	7.5	30,755	30,089	2.2

Comprehensive financing cost
Net interest	966	978	(1.2)	2,725	1,920	41.9
Exchange loss (gain), net	(257)	1,534	(116.7)	429	2,235	(80.8)
Monetary gain, net	(746)	(366)	103.9	(1,477)	(1,115)	32.5
Total	(37)	2,146	(101.7)	1,677	3,040	(44.8)

Income before tax and employee profit sharing	11,123	8,168	36.2	29,078	27,049	7.5

Provisions for income tax and employee profit sharing	4,361	2,552	70.9	12,209	9,474	28.9

Income before equity in results of affiliates and minority interest	6,762	5,616	20.4	16,869	17,575	(4.0)

Equity in results of affiliates	(34)	(40)	(15.1)	(75)	(144)	(48.1)
Minority interest	(23)	-	-	(23)	-	-
Net income	6,705	5,576	20.2	16,771	17,431	(3.8)

EBITDA	17,062	15,770	8.2	47,375	45,814	3.4
EBITDA Margin (%)	47.2	51.6	(4.4)	49.2	51.1	(1.9)
Operating Margin (%)	30.6	33.7	(3.1)	31.9	33.6	(1.7)

Consolidated Balance Sheets (Millions of Mexican constant pesos as of September 2004)	September 2004	September 2003
Assets
Cash and short-term investments	19,324	3,625
Other current assets	43,360	32,664
Plant, property and equipment, net	146,918	125,109
Other assets	8,742	2,896
Intangible assets	-	6,718
Projected net asset	24,746	-
Deferred taxes	4,490	-
Total assets	247,580	171,012

Liabilities and stockholders' equity
Current portion of long-term debt	11,267	19,726
Other current liabilities	41,900	17,923
Long-term debt	77,173	42,834
Pensions and seniority premiums	1,553	4,258
Deferred taxes	20,671	15,073
Total liabilities	152,564	99,814

Stockholders' equity
Majority stockholder equity	86,441	71,198
Minority interest	8,575	-
Total stockholders' equity	95,016	71,198
Total liabilities and stockholders' equity	247,580	171,012

Outstanding shares at September 30, 2004: 11,931,234,854

Exchange rate used at September 30, 2004: 11.4106 pesos per dollar

International Businesses
Company	Country	% of ownership	Acquisition date	Consolidation date
TELMEX Argentina	Argentina	100.0	February 24, 2004	March 1, 2004
Techtel	Argentina	83.4	April 19, 2004	May 1, 2004
Metrored	Argentina	83.4	June 30, 2004	July 1, 2004
TELMEX Brazil	Brazil	100.0	February 24, 2004	March 1, 2004
Embratel	Brazil	19.3	July 23, 2004	August 1, 2004
TELMEX Chile	Chile	100.0	February 24, 2004	March 1, 2004
TELMEX Corp. (Chilesat)	Chile	99.3	June 8, 2004	July 1, 2004
TELMEX Colombia	Colombia	100.0	February 24, 2004	March 1, 2004
Telmex Peru	Peru	100.0	February 24, 2004	March 1, 2004

Starting with the 2004 third quarter TELMEX is including the operations of Metrored, TELMEX Corp. (Chilesat) and Embratel in its consolidated results. The reports will include consolidated results for all the operations controlled by TELMEX as well as income statements by country.

Revenues: At September 30, revenues for TELMEX and its subsidiaries in Mexico and South America rose to 36,165 million pesos, an increase of 18.3% compared with the same period of 2003. For the nine months, revenues increased 7.5%, totaling 96,287 million pesos.

Costs and Expenses: Operating costs and expenses totaled 25,079 million pesos, 23.9% higher than the same quarter of the previous year. For the nine months, operating costs and expenses increased 10.2%, totaling 65,532 million pesos.

EBITDA and Operating Income: EBITDA rose to 17,062 million pesos in the quarter, 8.2% higher than the same period of 2003 and the EBITDA margin was 47.2%. Operating income totaled 11,086 million pesos, an increase of 7.5%, and the margin was 30.6% in the quarter. For the nine months, EBITDA and operating income totaled 47,375 million pesos and 30,755 million pesos, reflecting increases of 3.4% and 2.2%, respectively. The EBITDA margin was 49.2% and the operating margin was 31.9%.

Comprehensive Financing Cost: Comprehensive financing cost was positive by 37 million pesos in the quarter. This result was due to a net interest charge of 966 million pesos, partially offset by monetary gain of 746 million pesos and an exchange gain of 257 million pesos resulting from the 0.01% appreciation of the peso to the US dollar (11.4106 pesos per dollar in 3Q04 vs. 11.4116 pesos per dollar in 2Q04) and the 8.0% appreciation of the Brazilian real to the US dollar (2.8586 reales per dollar in 3Q04 vs. 3.1075 reales per dollar in 2Q04). At September 30, comprehensive financing cost was 1,677 million pesos, 44.8% lower than the same period of 2003.

Net Income: Net income totaled 6,705 million pesos in the third quarter, 20.2% higher than the same period of the previous year. For the nine months, net income totaled 16,771 million pesos, 3.8% lower than the same period of 2003. The minority interest, primarily reflecting the 80.7% minority ownership in Embratel, was 23 million pesos. Earnings per share for the third quarter, based on the number of shares outstanding at period end, were 0.56 pesos, and earnings per ADR were 0.98 dollars.

Debt: Debt rose 13.9% to 7.751 billion dollars compared with 6.810 billion dollars at September 30, 2003 (which includes Embratel's debt at that date for purposes of comparison). The net increase in debt of 941 million dollars reflects the disposal of 1.9 billion dollars from the syndicated bank loan of 2.425 billion dollars that TELMEX obtained in July 2004. Of total debt, 12.7% is short-term, 85.2% is in foreign currency (66.3% considering hedges), and 41.0% carries a fixed rate (55.0% considering interest rate swaps). At September 30, 2004, TELMEX carried out interest rate swaps for 12,390 million pesos, producing a new fixed rate of 9.2%, and currency hedges for 1.468 billion dollars, of which 76.6% is related to hedges of pesos to dollars and 23.4% to hedges of reales to dollars.

Of debt especially related to TELMEX Mexico, 7.8% is short-term, 88.2% is foreign denominated (70.8% considering hedges), and 41.0% carries a fixed rate (57.7% considering interest rate swaps). In the case of Embratel, 39.2% of its debt is short-term, 70.5% is foreign denominated (41.9% considering hedges) and 38.8% of the total has fixed rates.

Total Investment: At September 30, total investment was 922 million dollars, of which 53 million dollars were used for the operations in South America.

Dividends: On September 17, and on September 24 in the United States, the second 2004 dividend payment of 17 Mexican cents was made as declared by the Board of Directors based on net income in 2003. The amount paid was 2,034 million pesos. The third dividend payment will be made on December 16 in Mexico and 5 working days later to registered shareholders in the United States.

Repurchase of Shares

During the third quarter, the company repurchased 187,625,100 shares, representing 1.6% of outstanding shares at the end of June.

Mexico Operating Results
	3Q 2004	3Q2003	Increase
Voice Business (thousand units , except where indicated)
Lines in service	16,816	15,356	9.5%
Connections*	547	460	19.1%
Disconnections *	197	169	16.1%
Net line gain *	351	290	20.8%
Multifon Hogar	1,015	513	97.9%
Penetration: (%)
Lines with digital services	37.4	34.4	3.1
Voice mail	40.9	31.0	9.9
Local traffic (million units)
Local calls *	6,736	6,876	(2.0)%
Interconnection minutes *	7,817	6,646	17.6%

*Amounts of each quarter

Local

Net line gain for the quarter was 350,826 as a result of 547,417 connections and 196,591 disconnections. At September 30, there were 16,816,480 lines in service, an annual increase of 9.5%. Of the additions during the quarter, the prepaid system generated 33.1%, bringing the total of Multifon Hogar lines to 1,015,281, 97.9% more than the previous year and representing 6.0% of lines in service.

In the third quarter, digital services attained market penetration of 37.4% of lines in service, 3.1 percentage points higher than the same period of the previous year. At September 30, there were 6,882,027 free voice mails (Buzon TELMEX) in operation, an increase of 44.6% compared with the previous year and representing penetration of 40.9% of lines in service.

During the quarter, 6,736 million local calls were made, an annual decrease of 2.0%. For the nine months, total local traffic was 20,199 million calls, 1.3% higher than the same period of 2003.

Interconnection traffic totaled 7,817 million minutes during the quarter, 17.6% more than in the same period of the previous year. For the nine months, interconnection traffic increased 15.4% compared with the same period of last year, totaling 22,182 million minutes.

Long distance traffic
(million minutes)	3Q 2004	3Q 2003	Increase

Domestic long distance	4,322	3,919	10.3%
International long distance	1,642	1,197	37.2%

Mexico Operating Results

Long distance

In the third quarter, DLD traffic totaled 4,322 million minutes, 10.3% higher than the same period of 2003. For the nine months, DLD traffic totaled 12,510 million minutes, an increase of 7.7% compared with the same period of the previous year.

ILD outgoing minutes increased 8.2%, totaling 429 million minutes. Incoming ILD minutes totaled 1,212 million minutes, 51.5% higher than the same period of 2003. The incoming-outgoing ratio was 2.8 compared with 2.0 last year. For the nine months, ILD outgoing minutes totaled 1,263 million and incoming 3,319 million, providing increases of 8.2% and 71.0%, respectively, compared with the same period of 2003.

Data Business

(thousand units)	3Q 2004	3Q2003	Increase.

Internet customers	1,604	1,373	16.9%
Penetration (%)	9.5	8.9	0.6
Prodigy (Dial-up)	1,134	1,205	(5.9)%
Prodigy infinitum (ADSL)	456	152	200.7%
Line equivalents for data transmission	2,987	2,178	37.2%

Internet

At September 30, Internet access accounts -both dial-up and broadband - rose to 1,604,204, an increase of 16.9% compared with the same period of the previous year. In the third quarter, the number of new broadband (ADSL) customers more than doubled compared with the same period of the previous year as 116,706 customers were added to the Prodigy Infinitum service. At September 30, there were 456,012 Prodigy Infinitum accounts in operation, 200.7% more than the same period of 2003.

Internet dial-up benefited from the introduction of Prodigy on a per minute basis, which has added more than 51 thousand customers.

Corporate Networks

In the corporate data transmission market, 217,860 line equivalents were added during the third quarter, an annual increase of 37.2%, bringing the total to 2,986,840 line equivalents for data transmission.

Mexico Financial Results
Income Statements (Millions of Mexican constant pesos as of September 2004)	3Q2004	3Q2003	% yoy	9 months 2004	9 months 2003	% yoy
Revenues
Voice:
Local	13,954	14,389	(3.0)	41,698	41,898	(0.5)
Domestic long distance	4,270	4,594	(7.0)	12,755	14,063	(9.3)
International long distance	2,185	2,269	(3.7)	6,376	6,428	(0.8)
Interconnection	4,734	4,558	3.9	13,825	13,634	1.4
Data:
Corporate networks	1,593	1,503	6.0	4,837	4,728	2.3
Internet	2,224	1,811	22.8	6,511	5,161	26.2
Others	1,560	1,436	8.6	3,914	3,661	6.9
Total	30,520	30,560	(0.1)	89,916	89,573	0.4

Costs and expenses
Cost of sales and services	6,599	6,962	(5.2)	20,486	20,655	(0.8)
Commercial, administrative and general	4,629	4,592	0.8	13,443	13,449	(0.0)
Transport and interconnection	3,268	3,236	1.0	9,733	9,655	0.8
Depreciation and amortization	4,963	5,456	(9.0)	15,381	15,725	(2.2)
Total	19,459	20,246	(3.9)	59,043	59,484	(0.7)

Operating income	11,061	10,314	7.2	30,873	30,089	2.6

EBITDA	16,024	15,770	1.6	46,254	45,814	1.0
EBITDA Margin (%)	52.5	51.6	0.9	51.4	51.1	0.3
Operating Margin (%)	36.2	33.8	2.4	34.3	33.6	0.7

Balance Sheets

(Millions of Mexican constant pesos as of September 2004)	Sept. 2004	Sept. 2003
Assets
Cash and short-term investments	15,805	3,625
Other current assets	29,811	32,664
Investments in non-consolidated subsidiaries (1)	9,146	-
Plant, property and equipment, net	120,569	125,109
Other assets	3,419	2,896
Intangible assets	-	6,718
Projected net asset	24,746	-
Deferred taxes	-	-
Total assets	203,496	171,012

Liabilities and stockholders' equity
Current portion of long-term debt	5,801	19,726
Other current liabilities	22,040	17,923
Long-term debt	68,543	42,834
Pensions and seniority premiums	-	4,258
Deferred taxes	20,671	15,073
Total liabilities	117,055	99,814
Stockholders' equity	86,441	71,198
Total liabilities and stockholders' equity	203,496	171,012

Outstanding shares at September 30, 2004: 11,931,234,854

Exchange rate used at September 30, 2004: 11.4106 pesos per dollar

(1) Corresponds to subsidiaries in Latin America

Revenues: In the third quarter of 2004, total revenues from operations in Mexico rose to 30,520 million pesos, almost at the same level as the same period of the previous year. For the nine months, revenues for Mexico totaled 89,916 million pesos, an annual increase of 0.4%.

Local: Revenues decreased 3.0%. Line increases were offset by the lack of growth in local traffic, producing a reduction in real terms in revenue per line. For the nine months, these revenues decreased 0.5% compared with the same period of the previous year.

DLD: Revenues decreased 7.0% in the third quarter due to the reduction of the rate per minute in real terms, which was not offset by higher traffic volume. For the nine months, the decrease was 9.3%.

ILD: Revenues decreased 3.7% compared with the third quarter of 2003 due to the reduction of the rate per minute in real terms, partially offset by growth of international settlement due to more incoming traffic. For the nine months, the decrease was 0.8%.

Interconnection: Revenues increased 3.9% compared with the third quarter of the previous year as a result of higher traffic originated by cellular users that is terminated on TELMEX's network. For the nine months, interconnection revenues increased 1.4% compared with the same period of 2003.

Corporate networks: Revenues related to connectivity services increased 6.0% in the third quarter due to the higher number of line equivalents in operation. For the nine months, these revenues increased 2.3%.

Internet: Internet-related revenues rose 22.8% in the third quarter mainly due to the increase in the number of broadband users (Infinitum). For the nine months, these revenues increased 26.2%.

Other: Other revenues increased 8.6% in the third quarter due to higher sales of telecommunications equipment and yellow pages. For the nine months, these revenues increased 6.9%.

Costs and expenses: Costs and expenses totaled 19,459 million pesos in the third quarter, a decrease of 3.9% compared with the same period of 2003. For the nine months, operating costs and expenses in Mexico totaled 59,043 million pesos, a decrease of 0.7% compared with the previous year.

Cost of sales and services: The cost of sales and services decreased 5.2% due to lower costs for prepaid cards, telephone handsets and lower maintenance expenses. For the nine months, these costs decreased 0.8%.

Commercial, administrative and general expenses: Commercial, administrative and general expenses increased 0.8% in the quarter due to higher advertising campaigns related to broadband Internet. For the nine months, these expenses were unchanged from a year ago.

Transport and interconnection: Transport and interconnection costs increased 1.0% compared with the third quarter of the previous year, due to the increase of traffic from local and long distance operators as well as termination traffic in the cellular network from Calling Party Pays. For the nine months, these expenses increased 0.8%.

Depreciation and Amortization: Depreciation and amortization decreased 9.0% compared with the third quarter of the previous year and 2.2% for the nine months.

EBITDA and Operating Income: EBITDA and operating income totaled 16,024 million pesos and 11,061 million pesos, respectively, reflecting annual increases of 1.6% in EBITDA and 7.2% in operating income. In the quarter, margins improved, with EBITDA increasing 0.9 percentage points and the operating margin 2.4 percentage points, reaching 52.5% and 36.2%, respectively.

For the nine months, the EBITDA margin was slightly higher than the previous year, reaching 51.4% and totaling 46,254 million pesos, 1.0% higher than in 2003. The operating margin increased 0.7 percentage points to 34.3%, reflecting operating income of 30,873 million pesos, 2.6% higher than in 2003.

Local Service Business Mexico
Income Statements (Millions of Mexican constant pesos as of September 2004)	3Q2004	3Q2003	% yoy	9 months 2004	9 months 2003	% yoy
Revenues
Access, rent and measured service	13,898	14,247	(2.4)	41,560	41,782	(0.5)
Recovery of LADA special projects	545	511	6.7	1,687	1,468	14.9
LADA interconnection	1,030	967	6.5	3,192	2,778	14.9
Interconnection with operators	419	199	110.6	1,066	777	37.2
Interconnection with cellular	4,311	4,360	(1.1)	12,744	12,857	(0.9)
Other	2,036	2,308	(11.8)	6,554	6,563	(0.1)
Total	22,239	22,592	(1.6)	66,803	66,225	0.9

Costs and expenses
Cost of sales and services	5,045	4,933	2.3	15,117	14,367	5.2
Commercial, administrative and general	3,715	3,735	(0.5)	11,305	11,314	(0.1)
Interconnection	3,229	3,202	0.8	9,602	9,542	0.6
Depreciation and amortization	3,312	3,731	(11.2)	10,297	10,605	(2.9)
Total	15,301	15,601	(1.9)	46,321	45,828	1.1

Operating income	6,938	6,991	(0.8)	20,482	20,397	0.4

EBITDA	10,250	10,722	(4.4)	30,779	31,002	(0.7)
EBITDA Margin (%)	46.1	47.5	(1.4)	46.1	46.8	(0.7)
Operating Margin (%)	31.2	30.9	0.3	30.7	30.8	(0.1)

Long Distance Business Mexico
Income Statements (Millions of Mexican constant pesos as of September 2004)	3Q2004	3Q2003	% yoy	9 months 2004	9 months 2003	% yoy
Revenues
Domestic long distance	4,054	4,387	(7.6)	12,112	13,461	(10.0)
International long distance	1,914	1,950	(1.8)	5,587	5,564	0.4
Total	5,968	6,337	(5.8)	17,699	19,025	(7.0)

Costs and expenses
Cost of sales and services	1,127	1,218	(7.5)	3,420	3,645	(6.2)
Commercial, administrative and general	1,038	1,259	(17.6)	3,472	3,757	(7.6)
Interconnection to the local network	917	998	(8.1)	2,881	2,665	8.1
Cost of LADA special projects	478	524	(8.8)	1,507	1,397	7.9
Depreciation and amortization	687	749	(8.3)	2,142	2,230	(3.9)
Total	4,247	4,748	(10.6)	13,422	13,694	(2.0)

Operating income	1,721	1,589	8.3	4,277	5,331	(19.8)

EBITDA	2,408	2,338	3.0	6,419	7,561	(15.1)
EBITDA Margin (%)	40.3	36.9	3.4	36.3	39.7	(3.4)
Operating Margin (%)	28.8	25.1	3.7	24.2	28.0	(3.8)

International Operations

Results based on Continuing Operations

To assist in comparisons, the third-quarter and nine-months results for the newly consolidated international subsidiaries are based on continuing operations and are calculated in Mexican pesos as of September, 2004.

Argentina

Comments on the Results

The main TELMEX subsidiaries in Argentina are TELMEX Argentina, acquired on February 24 and consolidated since March 1st, Techtel acquired on April 19 and consolidated since May 1st, and Metrored, acquired on June 30 and consolidated since July 1st. For comparable purposes, the results presented here are based on continuing operations in Mexican pesos as of September 2004.

Revenues from the operations in Argentina during the third quarter totaled the equivalent of 214.3 million pesos, 5.7% higher than in 2003, of which 58% were generated by voice services and 39% by data transmission services. For the nine months, revenues totaled 626.8 million pesos, 15.1% higher than the previous year. Operating costs and expenses were 239.0 million pesos in the quarter, 9.5% lower than the previous year, of which 45% was related to transport and termination of traffic. The decrease in depreciation and amortization was related to the adjustments made in the value of the assets. For the nine months, costs and expenses totaled 735.4 million pesos, at a similar level than in 2003. EBITDA for the quarter was 23.0 million pesos and for the nine months 30.0 million pesos.

Income Statements (Millions of Mexican constant pesos as of September 2004)	3Q2004	3Q2003	% Inc	9 months 2004	9 months 2003	% Inc.
Revenues
Voice:
Local	10.5	14.4	(26.9)	35.6	21.7	63.7
Long distance	92.1	85.6	7.6	280.2	249.6	12.3
Interconnection	22.2	18.7	18.9	30.7	32.0	(3.9)
Data:	83.8	51.0	64.4	176.5	143.0	23.4
Other:	5.7	33.1	(82.8)	103.7	98.0	5.8
Total	214.3	202.7	5.7	626.8	544.4	15.1

Costs and expenses
Cost of sales and services	29.0	29.6	(1.9)	131.6	117.9	11.6
Commercial, administrative and general	54.9	63.0	(12.9)	165.5	155.7	6.3
Transport and interconnection	107.4	92.2	16.5	299.8	249.0	20.4
Depreciation and amortization	47.7	79.4	(39.9)	138.5	213.5	(35.1)
Total	239.0	264.2	(9.5)	735.4	736.0	(0.1)

Operating income	(24.7)	(61.5)	(59.9)	(108.5)	(191.6)	(43.3)

EBITDA	23.0	17.9	28.7	30.0	21.9	37.0
EBITDA margin (%)	10.7	8.8	1.9	4.8	4.0	0.8
Operating margin (%)	(11.5)	(30.3)	18.8	(17.3)	(35.2)	17.9

Brazil

Comments on the Results

The main TELMEX subsidiaries in Brazil are TELMEX Brazil, acquired on February 24 and consolidated since March 1st, and Embratel, for which the majority of the controlling shares was acquired on July 23 and results consolidated since August 1st. Concurrently, in accordance with Brazilian legislation, a public offering is in process for the purchase of the remaining controlling shares of Embratel. For comparable purposes, the results presented here are based on continuing operations in Mexican pesos as of September 2004.

Revenues from the operations in Brazil during the third quarter were equivalent to 7,000.5 million pesos, 1.6% lower than in 2003, of which 59% was related to long distance, mainly from Embratel, and 26% to data transmission services. For the nine months, revenues totaled 21,930.6 million pesos, 13.2% higher than the previous year. Costs and expenses were 7,195.2 million pesos, 15.1% higher than in 2003. Transport and termination of traffic represented 45% of total costs and expenses. For the nine months, costs and expenses totaled 21,358.3 million pesos, 19.3% higher than in 2003. EBITDA for the quarter was 974.6 million pesos, representing a margin of 13.9%. For the nine months, EBITDA totaled 4,178.9 million pesos producing a margin of 19.1%.

Income Statements (Millions of Mexican constant pesos as of September 2004)	3Q2004	3Q2003	% Inc.	9 months 2004	9 months 2003	% Inc.
Revenues
Voice:
Local	631.1	92.8	580.1	1,786.3	187.6	852.1
Long distance	4,160.0	4,712.7	(11.7)	13,663.4	12,653.5	8.0
Interconnection	396.6	536.2	(26.0)	1,142.6	2,301.9	(50.4)
Data:	1,800.0	1,759.9	2.3	5,152.7	4,203.4	22.6
Other:	12.8	14.7	(13.4)	185.6	32.2	475.8
Total	7,000.5	7,116.4	(1.6)	21,930.6	19,378.6	13.2

Costs and expenses
Cost of sales and services	707.0	560.4	26.2	2,087.8	1,556.4	34.1
Commercial, administrative and general	2,084.8	1,321.9	57.7	5,640.2	4,355.1	29.5
Transport and interconnection	3,234.1	3,202.9	1.0	10,023.6	8,673.7	15.6
Depreciation and amortization	1,169.2	1,167.9	0.1	3,606.6	3,319.6	8.6
Total	7,195.2	6,253.1	15.1	21,358.3	17,904.8	19.3

Operating income	(194.7)	863.1	(122.5)	572.3	1,473.8	(61.2)

EBITDA	974.6	2,031.1	(52.0)	4,178.9	4,793.4	(12.8)
EBITDA margin (%)	13.9	28.5	(14.6)	19.1	24.7	(5.7)
Operating margin (%)	(2.8)	12.1	(14.9)	2.6	7.6	(5.0)

Chile

Comments on the Results

The main TELMEX subsidiaries in Chile are TELMEX Chile acquired on February 24 and consolidated since March 1st. , Chilesat, acquired on June 8 and consolidated since July 1st. For comparable purposes, the results presented here are based on continuing operations in Mexican pesos as of September 2004.

Revenues from the operations in Chile during the third quarter were equivalent to 261.8 million pesos, 11.1% higher than the previous year, of which 58% were produced by long distance service and 13% by data transmission services. For the nine months, revenues totaled 748.4 million pesos, 11.8% more than in 2003. Costs and expenses were 262.7 million pesos in the quarter, almost at the same level than in 2003. The decrease in depreciation and amortization was related to the adjustments made in the value of the telephone plant. Transport and termination costs represented 48% of total costs. For the nine months, costs and expenses totaled 855.5 million pesos a decrease of 6.7% compared with the previous year. The operations in Chile had an EBITDA of 59.7 million pesos in the quarter with a margin of 22.8%. For the nine months, EBITDA totaled 66.3 million pesos with a margin of 8.9%.

Income Statements (Millions of Mexican constant pesos as of September 2004)	3Q2004	3Q2003	% Inc.	9 months 2004	9 months 2003	%Inc
Revenues
Voice:
Local	3.5	1.3	169.9	7.9	3.3	135.2
Long distance	151.1	114.7	31.7	337.2	293.7	14.8
Interconnection	31.2	39.7	(21.5)	69.6	101.7	(31.6)
Data:	35.1	30.2	16.2	226.6	198.3	14.3
Other:	40.9	49.6	(17.7)	107.1	72.4	48.0
Total	261.8	235.5	11.1	748.4	669.4	11.8

Costs and expenses
Cost of sales and services	36.2	37.8	(4.5)	113.0	113.5	(0.5)
Commercial, administrative and general	41.1	57.5	(28.5)	286.7	339.9	(15.7)
Transport and interconnection	124.8	99.0	26.0	282.5	262.0	7.8
Depreciation and amortization	60.7	68.1	(10.9)	173.3	201.7	(14.1)
Total	262.7	262.5	0.1	855.5	917.1	(6.7)

Operating income	(1.0)	(26.9)	(96.4)	(107.1)	(247.7)	(56.8)

EBITDA	59.7	41.2	45.0	66.3	(46.1)	NA
EBITDA margin (%)	22.8	17.5	5.3	8.9	(6.9)	15.7
Operating margin (%)	(0.4)	(11.4)	11.1	(14.3)	(37.0)	22.7

Colombia

Comments on the Results

In Colombia, TELMEX operations consist of its subsidiary TELMEX Colombia acquired on February 24 and consolidated since March 1st, 2004. For comparable purposes, the results presented here are based on continuing operations in Mexican pesos as of September 2004.

Revenues from these operations during the third quarter were equivalent to 88.0 million pesos, 5.4% higher than in 2003, of which 95% was generated in the corporate networks business. For the nine months, the operations in Colombia generated revenues of 258.4 million pesos, 15.9% more than the previous year. Costs and expenses were 80.3 million pesos, 16.3% lower than in 2003, of which 27% was related to transport and termination. For the nine months, costs and expenses totaled 239.2 million pesos, 17.2% lower than the previous year. The decrease in operating cost and expenses was due to lower commercial, administrative and general expenses, as well as lower depreciation charges resulting from the adjustment in the value of the acquired fixed assets. EBITDA totaled 30.6 million pesos in the quarter with a margin of 34.8%. For the nine months, EBITDA totaled 82.7 million pesos with a margin of 32.0%.

Income Statements (Millions of Mexican constant pesos as of September 2004)	3Q2004	3Q2003	%Inc.	9 months 2004	9 months 2003	% Inc.
Revenues
Data:	83.2	79.2	5.1	243.6	209.2	16.4
Other:	4.8	4.3	11.4	14.8	13.7	8.4
Total	88.0	83.4	5.4	258.4	222.9	15.9

Costs and expenses
Cost of sales and services	18.9	15.9	18.9	55.9	47.1	18.7
Commercial, administrative and general	17.1	25.9	(34.0)	55.8	83.7	(33.3)
Transport and interconnection	21.4	19.2	11.0	64.0	54.7	16.9
Depreciation and amortization	22.9	34.9	(34.3)	63.5	103.3	(38.5)
Total	80.3	95.9	(16.3)	239.2	288.9	(17.2)

Operating income	7.7	(12.5)	NA	19.2	(66.0)	NA

EBITDA	30.6	22.4	36.5	82.7	37.3	121.5
EBITDA margin (%)	34.8	26.9	7.9	32.0	16.8	15.3
Operating margin (%)	8.7	(14.9)	23.7	7.4	(29.6)	37.0

Peru

Comments on the Results

In Peru, TELMEX operations are conducted through its subsidiary TELMEX Peru acquired on February 24 and consolidated since March 1st, 2004. For comparable purposes, the results presented here are based on continuing operations in Mexican pesos as of September 2004.

Revenues from operations in Peru during the third quarter were equivalent to 131.2 million pesos, 5.8% higher than the previous year. The voice and data businesses represent 45% and 37% of total revenues, respectively. For the nine months, the operations in Peru generated revenues of 386.0 million pesos, 7.1% more than in 2003. Costs and expenses in the quarter were 138.4 million pesos, 4.2% more than the previous year, of which 32% of the total were related to transport and termination. For the nine months, costs and expenses totaled 423.1 million pesos, 6.7% higher than the previous year. EBITDA totaled 31.5 million pesos in the quarter with a margin of 24.0%. For the nine months, EBITDA totaled 70.9 million pesos with a margin of 18.4%.

Income Statements (Millions of Mexican constant pesos as of September 2004)	3Q2004	3Q 2003	% Inc	9 months 2004	9 months 2003	% Inc
Revenues
Voice:
Local	34.8	23.3	49.6	92.8	61.7	50.4
Long distance	16.6	19.0	(12.9)	44.4	61.7	(28.0)
Interconnection	7.8	11.8	(34.1)	23.9	29.9	(20.1)
Data:	48.4	51.2	(5.5	146.1	153.5	(4.8)
Other:	23.7	18.7	26.6	78.9	53.5	47.5
Total	131.2	124.0	5.8	386.0	360.2	7.1

Costs and expenses
Cost of sales and services	21.0	20.0	4.8	67.6	71.5	(5.5)
Commercial, administrative and general	34.5	32.1	7.3	121.3	99.4	22.0
Transport and interconnection	44.3	38.0	16.4	126.2	98.8	27.8
Depreciation and amortization	38.6	42.6	(9.5)	108.0	127.0	(14.9)
Total	138.4	132.8	4.2	423.1	396.6	6.7

Operating income	(7.1)	(8.9)	(19.4)	(37.1)	(36.4)	1.9

EBITDA	31.5	33.8	(6.9)	70.9	90.5	(21.7)
EBITDA margin (%)	24.0	27.2	(3.3)	18.4	25.1	(6.8)
Operating margin (%)	(5.4)	(7.1)	1.7	(9.6)	(10.1)	0.5